Surge Global Energy, Inc.
990 Highland Drive, Suite 206
Solana Beach, CA 92075

                                                                                                                                    November 23, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Surge Global Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-24269

Ladies / Gentlemen:

The following submission is in response to your letter of comments dated October 25, 2010. All responses below refer to the comment numbers assigned to each comment by the Staff.

1.           In your comment letter, you have asked us to respond to the Staff's concerns that Surge Global may be an investment company as defined in the Investment Company Act of 1940. The Staff has raised concerns about the large percentage of Surge Global assets that are concentrated in investment securities.  We believe that Surge's response of October 21, 2008 in its letter to the Division addressed the Staff's concerns under the 1940 Act then and is highly relevant to today's argument that Surge should not be required to register under the 1940 Act.

Since June 2008, Surge has made several new investments in the oil and gas field. The first investments were in June 2008 in properties in Nevada and in Texas. The second investment as described below was a $275, 000 investment in the convertible notes of 11 Good Energy, Inc.). 11 Good Energy is a bio-diesel manufacturer which recently became a publicly held corporation. The third investment was a $300,000 investment in the redevelopment of four wells located in Oklahoma. These investments are described immediately below.

Oil and Gas Properties - White Pine County, Nevada and Crane County, Texas

      In June 2008, we began acquiring oil and gas properties for drilling and exploration. Three properties were acquired in 2008, the first was Green Springs Prospect in White Pine County, Nevada which consists of two leases aggregating approximately 2,500 acres which has not yet been drilled; the second was an oil and gas prospect in Crane County, Texas which was drilled, logged and found non productive; and the third a deep gas well named the Qualmay #12-42 well, a 7,200 foot deep oil & gas well drilled on 40 acres of land in Park County, Wyoming which has been shut in due to low gas prices and limited production levels. The lease on the Nevada property was extended until September 1, 2010 at which time it expired.

11 Good Energy, Inc. Investment

On September 29, 2008, we made an initial investment of $275,000 in the biofuels sector with 11 Good Energy, Inc., a developer of G2 Diesel, a next generation biodiesel. The Convertible Note earned interest at 8% per annum and was due and payable on June 30, 2009. The Note was also convertible at a 15% discount to 11 Good Energy’s next equity financing. We elected to accept payment in full on the note in June, 2009 and relinquished our conversion right. We retained our right to approximately 107,843 of warrants to purchase 11Good Energy common stock exercisable at $2.55 through June 30, 2010, which warrants were extended by 11 Good through June 30, 2012.

Also in 2008, Frederick C. Berndt, the CEO of 11 Good Energy and a former director of Surge, transferred to Surge 500,000 shares of restricted common stock from his personal holdings of 11 Good Energy, and Surge agreed to issue to Mr. Berndt a stock purchase warrant to purchase 1,000,000 shares of restricted Surge common stock at an exercise price of seventy-five cents ($0.75) per Surge share through December 31, 2009 which warrants were cancelled upon payment of the Note in June, 2009.

In October, 2009, we sold 450,000 11 Good Energy shares back to 11 Good Energy for $1.00 per share and realized proceeds of $450,000.  In February, 2010 we sold the remaining 50,000 11 Good Energy shares for $122,500. All sales of securities of 11 Good Energy were necessitated by the limited working capital of Surge. In this respect, at September 30, 2009, Surge had working capital of approximately $35,000 and at December 31, 2009, Surge had a working capital deficit of approximately $72,000.

Investment in Oklahoma Lease

In December 2009, the Company paid $300,000 to a service company under the terms of an equipment lease agreement secured by a working interest in four oil and gas wells located in Pawnee County, Oklahoma with a third party operator for redevelopment of these four wells. This $300,000 payment has been accounted for as a production payment receivable and is due from the operator.  The production payments and any net profits interest which would be earned from this investment are classified as a receivable until the amount due is paid.  Under the terms of the agreement, the Company is entitled to monthly repayment amounts of 75% of net income per well up to a maximum of $10,000 per well.  The repayments continue until such time as the Company has been repaid $354,000.  The first payment is due and payable with 10 days of receipt by the operator of oil and gas revenues and on the same date of each succeeding month thereafter.  As of September 30, 2010, no sales had occurred.  If the third party operator fails to pay the amount due and payable or perform any provisions under the equipment lease agreement, the Company can either rescind the agreement or be assigned a 75% working interest in the wells.  In addition, the Company may exercise additional remedies, including taking possession of any equipment. Management has performed an assessment of the recoverability of the production payment and currently believes the full amount is collectible.

Investment Company Act Analysis

Surge should not be subject to registration regulation under the Investment Company Act for the following reasons. (Note: All references to page numbers, roman numerals and subsections shall be referenced to the Surge response letter dated October 21, 2008 from Jorden Burt.)

Surge is not engaged, nor does it propose to engage in the business of investing, reinvesting, owning, holding or trading in securities for the reasons set forth under paragraph II on pages 4 - 10. We want to emphasize that Surge's only business in the period of concern from October 2008 through the quarter ended September 30, 2010 has been in the oil and gas field.  The new investments described above were in furtherance of this business objective.

Any privately owned securities sold of 11 Good Energy were necessary to meet cash flow requirements so that the company could meet its financial obligations as they became due and payable.  The same can be said for Surge's sale of North Peace shares. Without the sale of the aforementioned securities, the company would not have been a viable entity.

Surge is primarily engaged in a non investment business for purposes of section (b) 1 of the Investment Company Act for the reasons set forth under paragraph III on pages 10 - 14. As set forth therein, we believe that Surge's historical development, its public representations of policy, the activities of its directors and officers, the nature of its present assets and the sources of its present income (or lack of same), each demonstrate that Surge is primarily engaged in the business of oil and gas exploration and development and is not primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities within the meaning of Section 3(a)(1)(C) of the Investment Company Act.

Surge can rely on the exclusion of Section 3(c)(9) of the Investment Company Act which excludes any person substantially all whose business consists of owning or holding oil, gas or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases or fractional interests. In this regard, we reference the discussion under paragraph III on pages 14 and 15. The company's minority interest in Andora, which is the bulk of the company's assets, does not diminish the company's ability to rely on the exclusion afforded by Section 3(c) (9).

No public interest would be served in requiring Surge to register under the 1940 Investment Act for the reasons set forth under paragraph IV on pages 15 and 16.

In summary, Surge does not believe that anything has changed from the analysis of October 21, 2008 aside from two new events.  First, Surge has liquidated certain assets to remain a viable entity. Second, Surge has used its cash liquidity to make investments in other oil and gas interests, all of which investments are excluded from the Investment Company Act under Section 3(c)(9) thereof.

Financial Statements, page F-1 and Consolidated Statement of  Stockholders’ (Deficit) Equity, page F-5:

2.           For the year ended December 31, 2007, in connection with the Peace Oil acquisition on March 2, 2007, the Company’s indirect wholly owned subsidiary, Cold Flow Energy ULC, issued 8,965,390 redeemable preferred shares (“Redeemable Shares”) to former Peace Oil Corp. shareholders. Each preferred share could be exchanged into two shares of the Company’s common stock or effectively a total of 17,930,780 common shares were issuable upon full conversion or redeemed.

On November 6, 2007, these Cold Flow shareholders exchanged 3,749,953.5 Redeemable Shares into 7,499,907 common shares of the Company. These shares were previously classified as Redeemable Preferred shares on the Balance sheet since a holder of Redeemable Shares could cause a redemption of shares at any time. This amount was previously not classified as a shareholders’ equity item due to the possibility that the Preferred shares could be redeemed and not converted. At December 31, 2007 the Company’s Redeemable Shares had a carrying value of US $5,930,156.

3.           For the year ended December 31, 2008, after the exchange mentioned above, Cold Flow had 5,215,436.5 Redeemable Shares issued and outstanding which, at that time, were convertible into 10,430,873 common shares of the Company and valued at $5,930,156 as of December 31, 2007 for financial statement purposes. As described previously, since a holder of  the Redeemable Shares could cause redemption of shares at any time, the Company classified the redemption amount outside permanent equity.

On June 17, 2008, the Company redeemed the balance of all the outstanding Redeemable Shares in exchange for 584,929 shares of North Peace Energy for total consideration of $948,571 less cancellation of all outstanding redeemable preferred shares valued at $5,719,434 (net of foreign currency translation costs of $210,722), plus $3,101 in common shares issued, all of which were part of this transaction.  The foregoing three items total the $4,774,054 credited to additional paid in capital. There was no income or loss from this transaction included in the income statement.

Note 2-Convertible Note Receivable, page F-17.

4.           At the time the Company purchased the $275,000 Note from 11 Good Energy, Inc. we also received 500,000 shares of 11Good Energy, Inc. common  stock.  Based on the value of the stock received it was determined that a portion of the Note should be allocated to the value of the common stock. Accordingly, the $137,500 was deemed to be the value of the Note and $137,500 the value of the common stock at a value of $0.275 per share.  All transactions subsequently reported included this allocation.  $137,500 was shown on the Cash flow statement as the portion paid for the Note receivable, and the remaining $137,500 was included in purchase of marketable securities ($383,879). Therefore no change in the cash flow statement as reported should be necessary.

Note 3- Investments in Marketable Securities, page F-18 and North Peace Energy Corp., page F-18.

5.           We need some additional time to review this comment and will respond next week.

Sale of Peace Oil Corp., page F-18.

6.           As stated in the July 2, 2008 Form 8-K, “the purchase price paid for the Peace common and preferred shares was Cdn$13,114,534. The purchase price was paid for in cash, cancellation of an intercompany account balance owed by Cold flow to Peace in the amount of Cdn$10,176,044, and the Purchaser assuming all liabilities of Peace.” A total of Cdn$4,337,000 was deposited into an escrow account by Cold Flow at closing, of which Cdn$2,942,956 was returned after closing. Net cash paid to consummate this transaction was $1,340,107.

7 - 9.      On November 15, 2010, the company filed its Form 10-Q for the quarter ended September 30, 2010. We have complied with comments 7 - 9 by rewriting Item 4 Controls and Procedures in this report.

Yours truly,

E. Jamie Schloss
Chief Executive Officer